Exhibit 99.1

Cango Inc. Reports Second Quarter 2020 Unaudited Financial Results

SHANGHAI, August 24, 2020 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the second quarter of 2020.

Second Quarter 2020 Financial and Operational Highlights

•

Total revenues were RMB274.1 million (US$38.8 million) compared with RMB336.3 million in the same period of 2019, mainly due to the impact of the COVID-19 pandemic, which has severely disrupted the domestic automotive industry.

•

After-market services facilitation revenues increased to RMB52.5 million (US$7.4 million), or 19.1% of total revenues in the second quarter of 2020, continuing to serve as an important driver for the Company’s revenue growth.

•

The amount of financing transactions the Company facilitated in the second quarter of 2020 was RMB4,946.0 million (US$700.1 million). The total outstanding balance of financing transactions the Company facilitated was RMB37,497.3 million (US$5,307.4 million) as of June 30, 2020.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.59% and 0.84%, respectively, as of June 30, 2020, as compared to 2.00% and 0.56%, respectively, as of March 31, 2020.

•

The number of dealers covered by the Company was 44,521 as of June 30, 2020, compared to 45,688 as of March 31, 2020. The decrease was a result of Cango’s efforts to optimize the efficiency of its dealership network by removing certain dealers that failed to meet the Company’s standards for operating risks and/or transaction referral capabilities.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “While the overall auto industry has shown signs of gradual recovery, the difficult conditions triggered by the COVID-19 pandemic persisted through the end of the second quarter, and therefore the speed of that recovery, especially in lower-tier cities where the majority of our business operates, was slower than our previous expectations. In addition, low- and mid-range car models, as well as cars produced by domestic car manufacturers, were impacted more than high-end car models and those cars manufactured through joint ventures with foreign firms. Despite these headwinds, our after-market services facilitation business achieved an outstanding performance, mainly attributable to the prompt development of our insurance facilitation services. In particular, the car insurance contracts we facilitated in the second quarter grew significantly compared with the previous quarter. Also of note, the quality of our assets has improved considerably in the second quarter, as reflected by the improvement in our M1+ overdue ratio of 1.59% as of June 30, 2020 compared with 2.00% as of March 31, 2020. On the other hand, some of last quarter’s M1+ delinquencies have become M3+ delinquencies, but within a very reasonable range. We remain committed to applying a rigorous and comprehensive risk management policy and are confident in our ability to maintain the quality of our assets going forward.

“Looking ahead, we are well-positioned to keep momentum going by further expanding the auto loan facilitation business into the higher-end segment of the market. We have established a dedicated team to target this large market segment which has untapped potential. Additionally, we will continue to grow our insurance facilitation services by exploring more prime insurance transaction channels and expanding our insurance product offerings. We believe that 2020 is a very unique and pivotal year for the auto industry due to COVID-19, and a great time to push our strategic initiatives and find new directions for long-term growth. With more support from government and improved consumers’ confidence, we feel optimistic about the auto finance industry in the second half of this year. Fortified by our competitive advantages and unique market position, we may continue to create more value for our clients, partners and shareholders, while contributing to the development of the entire industry,” Mr. Lin concluded.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Amidst the COVID-19 pandemic, we generated RMB274.1 million in total revenues in the second quarter of 2020, outperforming the high end of our previous guidance by approximately 10%. In addition, we continue to see our cost optimization measures working, with gross margin maintained at a healthy level in the second quarter. We also regained positive operating income, mainly attributable to our effective cost control initiatives and improved asset quality as a result of effective post-loan management. As a result, our bottom line increased to RMB70.2 million compared with a net loss of RMB34.7 million in the previous quarter. While uncertainty remains given the challenging operating environment, we are pleased with the strength of our business fundamentals and remain encouraged by the long-term prospects for our business.

Second Quarter 2020 Financial Results

REVENUES

Total revenues in the second quarter of 2020 were RMB274.1 million (US$38.8 million) compared to RMB336.3 million in the same period of 2019. Revenues from after-market services facilitation in the second quarter of 2020 increased by 46.3% to RMB52.5 million (US$7.4 million) from RMB35.9 million in the same period of 2019, and the increase was primarily due to the Company’s efforts to cross-sell insurance facilitation services.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the second quarter of 2020 were RMB207.4 million (US$29.4 million) compared to RMB252.0 million in the same period of 2019. This was in line with the decrease in the Company’s sales volume.

•

Cost of revenue in the second quarter of 2020 decreased by 18.3% to RMB102.8 million (US$14.6 million) from RMB125.8 million in the same period of 2019, which was primarily due to a decrease in the amount of financing transactions the Company facilitated. As a percentage of total revenues, cost of revenue in the second quarter of 2020 was 37.5% compared to 37.4% in the same period of 2019.

•

Sales and marketing expenses in the second quarter of 2020 were RMB42.4 million (US$6.0 million) compared to RMB44.5 million in the same period of 2019. As a percentage of total revenues, sales and marketing expenses in the second quarter of 2020 increased to 15.5% from 13.2% in the same period of 2019.

•

General and administrative expenses in the second quarter of 2020 were RMB66.0 million (US$9.3 million) compared to RMB53.4 million in the same period of 2019. As a percentage of total revenues, general and administrative expenses in the second quarter of 2020 increased to 24.1% from 15.9% in the same period of 2019.

•

Research and development expenses in the second quarter of 2020 were RMB12.9 million (US$1.8 million) compared to RMB12.2 million in the same period of 2019. As a percentage of total revenues, research and development expenses in the second quarter of 2020 increased to 4.7% from 3.6% in the same period of 2019. The increase was a result of the Company’s efforts to maintain a stable level of investment in research and development projects.

•

Net gain on risk assurance liabilities in the second quarter of 2020 was RMB42.9 million (US$6.1 million) compared with a net loss of RMB76.9 million in the first quarter of 2020. Net gain on risk assurance liabilities was mainly due to a decrease in the delinquent loan balance and default rate.

INCOME FROM OPERATIONS

Income from operations in the second quarter of 2020 was RMB66.7 million (US$9.4 million), compared with RMB84.3 million in the same period of 2019.

NET INCOME

Net income in the second quarter of 2020 was RMB70.2 million (US$9.9 million). Non-GAAP adjusted net income in the second quarter of 2020 was RMB92.3 million (US$13.1 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the second quarter of 2020 were both RMB0.47 (US$0.07). Non-GAAP adjusted basic and diluted net income per ADS in the second quarter of 2020 were both RMB0.61 (US$0.09). Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of June 30, 2020, the Company had cash and cash equivalents of RMB2,010.3 million (US$284.5 million), compared to RMB2,741.0 million as of March 31, 2020. The decrease was mainly due to the dividend paid in May and the repayment of debts.

Business Outlook

For the third quarter of 2020, the Company expects total revenues to be between RMB300 million and RMB330 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

The Company’s investee, Li Auto Inc. (“Li Auto”), was listed on the Nasdaq Global Select Market on July 30, 2020. Cango currently holds 39,194,413 Class A ordinary shares of Li Auto. The listing is expected to enhance the liquidity of the Company’s investment in Li Auto, and the change in fair value of investment may have a significant impact on the Company’s third quarter financial results.

Conference Call Information

The Company’s management will hold a conference call on Monday, August 24, 2020, at 9:00 P.M. Eastern Time or Tuesday, August 25, 2020, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through August 31, 2020, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10147234

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,002,314,688	2,010,317,864	284,542,025
Restricted cash - current	970,993,759	484,332,950	68,552,880
Short-term investments	597,265,740	835,048,818	118,193,489
Accounts receivable, net	148,562,946	64,779,967	9,169,009
Finance lease receivables - current, net	1,661,082,122	1,617,485,890	228,940,268
Short-term consumer financing receivables, net	13,298,562	84,466	11,955
Financing receivables, net	9,103,522	18,957,245	2,683,224
Short-term contract asset	20,688,424	51,042,617	7,224,614
Prepaid expenses and other current assets	117,445,282	80,897,222	11,450,259

Total current assets	5,540,755,045	5,162,947,039	730,767,723

Non-current assets:
Restricted cash - non-current	873,674,276	926,414,353	131,125,441
Long-term investments	547,888,818	551,511,101	78,061,330
Goodwill	145,063,857	145,063,857	20,532,456
Property and equipment, net	14,736,767	12,993,643	1,839,131
Intangible assets	44,758,242	44,568,406	6,308,248
Long-term contract asset	11,655,356	31,940,001	4,520,814
Deferred tax assets	100,667,946	135,796,122	19,220,694
Finance lease receivables - non-current, net	1,448,958,373	985,507,019	139,489,465
Other non-current assets	8,415,694	5,423,466	767,642

Total non-current assets	3,195,819,329	2,839,217,968	401,865,221

TOTAL ASSETS	8,736,574,374	8,002,165,007	1,132,632,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	1,439,749,760	807,645,729	114,314,833
Long-term debts - current	863,418,789	1,076,453,717	152,362,135
Accrued expenses and other current liabilities	278,690,234	164,458,100	23,277,535
Risk assurance liabilities	259,952,473	323,552,720	45,795,915
Income tax payable	67,308,814	34,701,923	4,911,738

Total current liabilities	2,909,120,070	2,406,812,189	340,662,156

Non-current liabilities:
Long-term debts	301,667,717	301,706,773	42,703,822
Deferred tax liability	12,329,929	21,120,936	2,989,474
Other non-current liabilities	21,796,367	10,818,782	1,531,299

Total non-current liabilities	335,794,013	333,646,491	47,224,595

Total liabilities	3,244,914,083	2,740,458,680	387,886,751

Shareholders’ equity
Ordinary shares	204,260	204,260	28,911
Treasury shares	(20,638,881)	(63,535,448)	(8,992,859)
Additional paid-in capital	4,526,344,454	4,564,430,104	646,053,149
Accumulated other comprehensive income	119,430,738	142,660,288	20,192,253
Retained earnings	852,508,968	617,735,708	87,434,815

Total Cango Inc.’s equity	5,477,849,539	5,261,494,912	744,716,269

Non-controlling interests	13,810,752	211,415	29,924

Total shareholders’ equity	5,491,660,291	5,261,706,327	744,746,193

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,736,574,374	8,002,165,007	1,132,632,944

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues	336,303,754	274,054,751	38,789,932	687,962,259	520,052,725	73,608,686
Loan facilitation income and other related income	222,630,419	143,604,125	20,325,845	458,941,883	263,624,306	37,313,599
Leasing income	71,250,688	69,275,783	9,805,351	143,640,951	143,557,538	20,319,251
After-market services income	35,866,122	52,472,658	7,427,023	75,662,229	101,528,861	14,370,478
Others	6,556,525	8,702,185	1,231,713	9,717,196	11,342,020	1,605,358
Operating cost and expenses:
Cost of revenue	125,824,004	102,817,046	14,552,808	256,630,454	193,414,759	27,376,082
Sales and marketing	44,503,534	42,437,952	6,006,702	90,050,914	88,212,181	12,485,624
General and administrative	53,418,413	66,040,192	9,347,382	118,182,033	123,451,858	17,473,476
Research and development	12,246,050	12,901,613	1,826,105	25,593,854	25,458,298	3,603,388
Net loss on risk assurance liabilities	2,379,706	(42,928,191)	(6,076,091)	20,230,839	33,957,484	4,806,370
Provision for credit losses	13,672,656	26,119,771	3,697,014	23,695,938	70,214,542	9,938,223

Total operation cost and expense	252,044,363	207,388,383	29,353,920	534,384,032	534,709,122	75,683,163

Income (Loss) from operations	84,259,391	66,666,368	9,436,012	153,578,227	(14,656,397)	(2,074,477)

Interest and investment income, net	22,704,386	21,675,128	3,067,915	41,588,934	50,808,295	7,191,447
Income from equity method investments	(942,312)	—	—	(926,205)	—	—
Interest expense	(4,712,329)	(369,637)	(52,319)	(10,006,574)	(1,736,923)	(245,845)
Foreign exchange loss, net	1,409,293	621,774	88,006	122,801	(3,439,945)	(486,893)
Other income, net	856,340	7,317,072	1,035,664	21,593,278	25,790,703	3,650,437
Other expenses	(168,717)	(527,390)	(74,647)	(1,184,660)	(581,495)	(82,305)

Net income before income taxes	103,406,052	95,383,315	13,500,631	204,765,801	56,184,238	7,952,364

Income tax expenses	(8,819,437)	(25,152,250)	(3,560,070)	(35,808,056)	(20,639,459)	(2,921,326)

Net income	94,586,615	70,231,065	9,940,561	168,957,745	35,544,779	5,031,038

Less: Net income attributable to non-controlling interests	3,047,624	—	—	1,200,254	3,646,196	516,086

Net income attributable to Cango Inc.’s shareholders	91,538,991	70,231,065	9,940,561	167,757,491	31,898,583	4,514,952

Earnings per ADS attributable to ordinary shareholders:
Basic	0.60	0.47	0.07	1.11	0.21	0.03
Diluted	0.60	0.47	0.07	1.11	0.21	0.03
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	151,404,946	150,605,540	150,605,540	151,404,946	150,789,465	150,789,465
Diluted	151,404,946	150,819,440	150,819,440	151,404,946	151,899,153	151,899,153
Other comprehensive (loss) income, net of tax

Unrealized losses on available-for-sale securities	(108,594)	—	—	(146,801)	—	—

Reclassification of losses to net income	(276,843)	—	—	(276,843)	—	—

Foreign currency translation adjustment	31,329,909	(5,444,800)	(770,661)	(10,639,143)	23,229,550	3,287,929

Total comprehensive income (loss)	125,531,087	64,786,265	9,169,900	157,894,958	58,774,329	8,318,967

Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	122,483,463	64,786,265	9,169,900	156,694,704	55,128,133	7,802,881

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended June 30,			Six months ended June 30,
	2019	2020		2019	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	94,586,615	70,231,065	9,940,561	168,957,745	35,544,779	5,031,038
Add: Share-based compensation expenses	22,273,101	22,096,880	3,127,610	37,550,563	45,415,178	6,428,101
Cost of revenue	913,198	905,973	128,232	1,539,574	1,862,024	263,552
Sales and marketing	4,744,170	4,706,635	666,181	7,998,269	9,673,432	1,369,185
General and administrative	15,457,530	15,335,232	2,170,561	26,060,087	31,518,128	4,461,101
Research and development	1,158,203	1,149,040	162,636	1,952,633	2,361,594	334,262

Non-GAAP adjusted net income	116,859,716	92,327,945	13,068,171	206,508,308	80,959,957	11,459,139

Less: Net income attributable to non-controlling interests	3,047,624	—	—	1,200,254	3,646,196	516,086
Net income attributable to Cango Inc.’s shareholders	113,812,092	92,327,945	13,068,171	205,308,054	77,313,761	10,943,053

Non-GAAP adjusted net income per ADS-basic	0.75	0.61	0.09	1.36	0.51	0.07
Non-GAAP adjusted net income per ADS-diluted	0.75	0.61	0.09	1.36	0.51	0.07
Weighted average ADS outstanding—basic	151,404,946	150,605,540	150,605,540	151,404,946	150,789,465	150,789,465
Weighted average ADS outstanding—diluted	151,404,946	150,819,440	150,819,440	151,404,946	151,899,153	151,899,153